UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

Mr. Steven Wong
Argyle Street Management Limited
Unit 601-2, 6th Floor
St. George’s Building
2 Ice House Street
Central,
Hong Kong
Tel: +852 2106 0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person Mr. Kin Chan
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,500,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 1,500,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.32% (3)
(14)	Type of Reporting Person (See Instructions) IN

(1)   Solely in his capacity as chief investment officer of Argyle Street Management Limited, which acts as investment manager of ASM Connaught House Fund LP, ASM Connaught House (Master) Fund II LP and ASM Co-Investment Term Trust I

(2)   Consisting of 1,500,000 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (780,000 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (540,000 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (180,000 shares of Common Stock).

(3)   All calculations of percentage ownership in this Schedule 13D/A are based on 27,691,780 Common Stock issued and outstanding as of August 10, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 15, 2018, and the 500,000 shares of Common Stock underlying Warrants exercised on September 3, 2018 at $1.63 per share.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person Argyle Street Management Limited
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,500,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 1,500,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.32% (3)
(14)	Type of Reporting Person (See Instructions) IA, CO

(1)   Solely in its capacity as investment manager to ASM Connaught House Fund LP, ASM Connaught House (Master) Fund II LP and ASM Co-Investment Term Trust I.

(2)   Consisting of 1,500,000 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (780,000 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (540,000 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (180,000 shares of Common Stock)

(3)   All calculations of percentage ownership in this Schedule 13D/A are based on 27,691,780 Common Stock issued and outstanding as of August 10, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 15, 2018, and the 500,000 shares of Common Stock underlying Warrants exercised on September 3, 2018 at $1.63 per share.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House General Partner Limited
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 780,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 780,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.32% (3)
(14)	Type of Reporting Person (See Instructions) CO

(1)         Solely in its capacity as the general partner of ASM Connaught House Fund LP.

(2)         Consisting of 1,500,000 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (780,000 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (540,000 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (180,000 shares of Common Stock)

(3)         All calculations of percentage ownership in this Schedule 13D/A are based on 27,691,780 Common Stock issued and outstanding as of August 10, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 15, 2018, and the 500,000 shares of Common Stock underlying the Warrants underlying Warrants exercised on September 3, 2018 at $1.63 per share.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House General Partner II Limited
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 540,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 540,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.32% (3)
(14)	Type of Reporting Person (See Instructions) CO

(1)         Solely in its capacity as the general partner of ASM Connaught House (Master) Fund II LP

(2)         Consisting of 1,500,000 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (780,000 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (540,000 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (180,000 shares of Common Stock).

(3)         All calculations of percentage ownership in this Schedule 13D/A are based on 27,691,780 Common Stock issued and outstanding as of August 10, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 15, 2018, and the 500,000 shares of Common Stock underlying Warrants exercised on September 3, 2018 at $1.63 per share.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Co-Investment Term Trust I
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 180,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 180,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.32% (3)
(14)	Type of Reporting Person (See Instructions) CO

(1)         Consisting of 180,000 shares Common Stock, 60,000 shares of which were acquired pursuant to the exercise of Warrants at an exercise price of $1.63 per share of Common Stock.

(2)         Consisting of 1,500,000 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (780,000 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (540,000 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (180,000 shares of Common Stock).

(3)         All calculations of percentage ownership in this Schedule 13D/A are based on 27,691,780 Common Stock issued and outstanding as of August 10, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 15, 2018, and the 500,000 shares of Common Stock underlying the Warrants mentioned in (1) above.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House Fund LP
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 780,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 780,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.32% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)         Consisting of 780,000 shares of Common Stock, 260,000 shares of which were acquired pursuant to the exercise of Warrants at a price of $1.63 per share of Common Stock.

(2)         Consisting of 1,500,000 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (780,000 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (540,000 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (180,000 shares of Common Stock).

(3)         All calculations of percentage ownership in this Schedule 13D/A are based on 27,691,780 Common Stock issued and outstanding as of August 10, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 15, 2018, and the 500,000 shares of Common Stock underlying the Warrants mentioned in (1) above.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House (Master) Fund II LP
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 540,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 540,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.32% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)         Consisting of 540,000 shares of Common Stock, 180,000 shares of which were acquired pursuant to the exercise of Warrants at an exercise price of $1.63 per share of Common Stock.

(2)         Consisting of 1,500,000 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (780,000 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (540,000 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (180,000 shares of Common Stock).

(3)         All calculations of percentage ownership in this Schedule 13D/A are based on 27,691,780 Common Stock issued and outstanding as of August 10, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 15, 2018, and the 500,000 shares of Common Stock underlying the Warrants mentioned in (1) above.

SCHEDULE 13D

CUSIP No. 88338K103

Item 1. Security and Issuer

The Amendment No. 1 (this “Amendment”) amends the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2018 (the “Original Schedule 13D”), with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”) of The ONE Group Hospitality, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”) and Warrants relating to the Common Stock of the Issuer, which were exercised at a price of $1.63 per share of Common Stock on September 3, 2018 (the “Warrants”). The address of the principal executive offices of the Issuer is 411 W. 14th Street, 2nd Floor, New York, New York.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended in its entirety as follows:

ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP originally purchased the Common Stock and Warrants using their working capital, with an aggregate purchase price of $1,500,000. ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP purchased the Common Stock issued pursuant to the Warrants at an exercise price of $1.63 using their working capital, with an aggregate purchase price of $815,000.

Item 4. Purpose of Transaction

Item 4 is hereby amended in its entirety as follows:

The Reporting Persons initially acquired the Common Stock and Warrants in 2017 for investment purposes.  In connection with the acquisition of the Common Stock and Warrants, Mr. Kin Chan was appointed to the board of directors of the Issuer.  On September 3, 2018, the Reporting Persons exercised the Warrants at a price of $1.63 per share of Common Stock.

The Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities and accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer

Items 5(a) – (b) are hereby amended in their entirety as follows:

(a) and (b)

The information contained on the cover pages of this Amendment and the Reporting Persons’ response to Item 6 are hereby incorporated by reference into this Item 5.

Mr. Kin Chan acts as chief investment officer to Argyle Street Management Limited; Argyle Street Management Limited, in its capacity as investment manager of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP, has the ability to direct the management of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP’s business. As such, Mr. Kin Chan has the power to direct the decisions of Argyle Street Management Limited, which itself has the power to direct the decisions of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP regarding the vote and disposition of securities directly or indirectly beneficially held by ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP; therefore, Mr. Kin Chan may be deemed to have indirect beneficial ownership of the Common Stock beneficially held  by ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP.

SCHEDULE 13D

CUSIP No. 88338K103

Argyle Street Management Limited, in its capacity as investment manager of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP, has the ability to direct the management of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP’s business. As such, Argyle Street Management Limited has the power to direct the decisions of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP regarding the vote and disposition of securities directly or indirectly beneficially held by ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP; therefore, Argyle Street Management Limited may be deemed to have indirect beneficial ownership of the Common Stock beneficially held  by ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP.

ASM Connaught House General Partner Limited, in its capacity as the general partner of ASM Connaught House Fund LP, has the ability to direct the management of ASM Connaught House Fund LP’s business, including the power to direct the decisions of ASM Connaught House Fund LP regarding the vote and disposition of securities held by ASM Connaught House Fund LP; therefore, ASM Connaught House General Partner Limited may be deemed to have indirect beneficial ownership of the Common Stock held by ASM Connaught House Fund LP.

ASM Connaught House General Partner II Limited, in its capacity as the general partner of ASM Connaught House (Master) Fund II LP, has the ability to direct the management ASM Connaught House (Master) Fund II LP’s business, including the power to direct the decisions of ASM Connaught House (Master) Fund II LP regarding the vote and disposition of securities held by ASM Connaught House (Master) Fund II LP; therefore, ASM Connaught House General Partner II Limited may be deemed to have indirect beneficial ownership of the Common Stock held by ASM Connaught House (Master) Fund II LP.

ASM Co-Investment Term Trust I directly holds 180,000 shares of Common Stock, constituting 0.1% of the Common Stock issued and outstanding (based on 27,691,780 total Common Stock issued and outstanding as of August 15, 2018 (as reported in the Issuer’s Form 10-Q filed with the SEC on August 15, 2018) and 60,000 shares of Common Stock underlying Warrants held by ASM Co-Investment Term Trust I), and has the sole power to vote and dispose of such units.

ASM Connaught House Fund LP directly holds 780,000 shares of Common Stock, constituting 2.8% of the Common Stock issued and outstanding (based on 27,691,780 total Common Stock issued and outstanding as of August 15, 2018 (as reported in the Issuer’s Form 10-Q filed with the SEC on August 15, 2018) and 260,000 shares of Common Stock underlying Warrants held by ASM Connaught House Fund LP), and has the sole power to vote and dispose of such units.

ASM Connaught House (Master) Fund II LP directly holds 540,000 shares of Common Stock, constituting 1.9% of the Common Stock issued and outstanding (based on 27,691,780 total Common Stock issued and outstanding as of August 15, 2018 (as reported in the Issuer’s Form 10-Q filed with the SEC on August 15, 2018) and 180,000 shares of Common Stock underlying Warrants held by ASM Connaught House (Master) Fund II LP), and has the sole power to vote and dispose of such units.

SCHEDULE 13D

CUSIP No. 88338K103

SIGNATURES

After reasonable inquiry and to the best of each its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2018

KIN CHAN

/s/ Kin Chan

ARGYLE STREET MANAGEMENT LIMITED

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CONNAUGHT HOUSE GENERAL PARTNER LIMITED

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CONNAUGHT HOUSE GENERAL PARTNER II LIMITED

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CO-INVESTMENT TERM TRUST I

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CONNAUGHT HOUSE FUND LP

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director of ASM CONNAUGHT HOUSE GENERAL PARTNER LIMITED

ASM CONNAUGHT HOUSE (MASTER) FUND II LP

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director of ASM CONNAUGHT HOUSE GENERAL PARTNER II LIMITED